Invest in LYC Products

We connect people and companies to wellness activities, services and products.


LYCPLEDGE
LYCPLEDGE

LYCPLEDGE.COM CHICAGO IL

Main Street | Entertainment | Technology | Travel and Tourism | Lifestyle

Why you may want to invest in us...

1. Our team has decades of relevant business experience including working in start-ups.
2. The wellness economy is over $4T annually and growing worldwide
3. Our product supports every companies' sustainability goals and their workforce wellness programs.
4. 77% of people today say wellness is very important to them which strengthen our idea of LYC.
5. The Pledge supports the Culture of Health for businesses championed by Harvard and RWJF.
6. We will have multiple revenue streams such as premium features and membership/ partnership fees.
7. Please download the app & join the community whether you invest or not. You will make a difference!

Why investors ❤ us

WE'VE RAISED $161,000 SINCE OUR FOUNDING

First, I have invested in several projects with Anthony and I have made money on each investment.

I have been doing business with for 30 years Anthony and he is a hardworking and a reliable businessman with a very diverse business background. Second, Anthony has been developing this idea for several years and when he explained the growth of the wellness economy and the market niche, he was targeting it was clear to me that his business model was sound. Third, there are major companies and foundations working on connecting businesses to wellness for their employees, customers, and the communities the operate in. Wellness is clearly on the radar of many people and businesses. Finally, the current times demonstrate clearly that there is a need for products like the LYC Pledge community. I believe this is great product coming forward at the perfect time!

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Timothy J. Rand President - Midway Airport Concessioners

LEAD INVESTOR | INVESTING $10,000 THIS ROUND & $125,000 PREVIOUSLY

I have known Anthony since 1973, when we played high school basketball together. Since then Anthony has overcame many life obstacles to become the man he is today. I myself retired from the Chicago Police Department as a supervisor (Sgt). I once was on patrol one evening and responded to an assignment in which Anthony was the building owner. The tenant had a complaint that the management company wasn't handling in timely manner. I mentioned this to Anthony when I seen him (being he lived in my area of patrol) and I was impressed as to the effort and commitment he went through to solve his tenant problems. This was impressive to me knowing that he could have easily let his building... read more

Kevin Glover

Kevin Glover

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Our team



Anthony Ferguson
Founder/CEO
I am committed to building businesses and the community. My experience as entrepreneur for the past 30 years combined with my lifestyle has developed the skillset necessary for my current position at LYC. Most of all, I love helping people!



Blair Bolden
Advisory Board member
Blair has been part of 2 successful exits from startups.



Ronald Giles
Director of Operations
Developed a public charter school from the ground up!



Pierre Joubert
Business Development advisor
Successfully exited from a start-up Pierre co-founded in South Africa.



O. Alexia Hall
Branding and Marketing Director
Developed a branding and marketing plan for ShoreBank that both the customers and the community applauded!

Downloads

- LYC Pledge video.mp4
- Ogilvy - The Wellness Gap Report.pdf
- LYC Pledge explainer.mp4
- LYC Investment Deck- 11-15-2020.pdf

Our Story The idea!

Over a decade ago, our founder, Anthony Ferguson, began developing the LYC Pledge goals. It began with the search for an idea that would make healthier people and communities. **Anthony discovered that wellness was the pathway for both people and communities. In August of 2018 we started a company to build the platform and app!**


LYCPLEDGE
Join The LYC Wellness Community

By November 2018 we had an app development plan and business model.


Business Model:
It's about Connectivity
Hyper-targeted network
WORKFORCE WELLNESS
LYC
IN APP
PURCHASE
PREMIUM UPDGRADES
Connecting members with people, services and products
Multiple Revenue Streams
Advertising
In App Purchases
Premium Features
Workforce Wellness
Partnerships


PARTNERSHIPS
Tribe 1
Tribe 2
Tribe 3

First version of the app ready August 2019!

With the help of our development team we developed The LYCPLEDGE App.

At LYC (**Love Your Community**) we built a community platform where people make themselves better by participating in wellness activities. In the app you can create both public and private groups which allows you to join others who can help you become happier, healthier, and more connected. **Companies and organizations** can create private and/or public groups to promote and support workforce wellness as well as enhance corporate responsibility and community engagement efforts.


My Activities
I pledge...
Give Back
Be Courteous
Mother Earth
Shop Local
Be Social
Music
Open Mind
Best Health
My Activities
Best Health
Better Health
Dr. Weil video on better sleep
WEIL
Activity Fee
Music
Song of the D
Best Health

In September 2019 we launched beta testing.


Groups
Create or find your tribe with groups
Groups
Discover Groups
+ Create Group
Your Groups
Reusable Straws
+ Add Activity to a Group
Mother Earth
Switch to reusable straws

We learned from our beta testing that the platform can support not only individuals in the wellness journey but also support companies' social responsibility and wellness programs. We also found that the platform supports the mission of many non-profits. The pledge helps companies get their employees and stakeholders to live their mission and corporate goals. **In essence we are using human activities to improve the bottom line for both companies and people.**

Our target market and potential revenue

From our research we learned that the global wellness economy is about 4.5 trillion U.S dollars annually and growing twice as fast as GDP. We believe this provides plenty of potential customers.


Potential Revenue
Global Wellness Markets 2017
Fitness and Mind Body Sector: - $564 Billion
Healthy Eating Ultimate Weight Loss: - $ 702 Billion
Workplace Wellness:
Addressable U.S. Markets
$ 168 Billion
Workplace Wellness $19B
Fitness & Mind Body Sector $51B
Healthy Eating, Weight Loss $101B
Potential Revenue
Members' Growth Chart
THESE ARE FORWARD LOOKING PROJECTIONS AND ARE NOT GUARANTEED.
100,000,000
50,000,000
25,000,000
10,000,000
Members
Year 1
Year 2
Year 3
Year 4



- $ 43 Billion

Platform Revenue Projections

	Year 1	Year 2	Year 3	Year 4
ARPU	$1.00	$1.50	$2.00	$2.50
Revenue	$10m	$37.5m	$100m	$250m

The competition!

We believe that social media platforms are our biggest competition because they have users and group features. Because LYC is centered on human activities by our users we believe that LYC can co-exist with the social media platforms. There are many wellness apps but none with a holistic wellness lifestyle approach to wellness to build a community.

In June of 2020 we completed the development of our web portal for group administration.

Through beta testing we learned and developed a dashboard for group administrators to make managing large groups easier. After pitching the app to companies and non-profits we received great reviews, but we recognized we needed the app to be more user friendly for large groups.



LYCPLEDGE
Search Groups
Groups
Create
RT GILES
SIGN OUT
Groups
Discover Groups
+ Create Group
+ Create Activity
Your Groups
60/40 Club
Members: 16 | Post Activities: 18
Kendall Gill, a retired NBA player and a LYC Brand Ambassador, created the 60/40 Club for people who want to improve their fitness and wellbeing. Kendall designed the workout around his college workouts at the University of Illinois.
K|G
60/40 CLUB
Recycling Chicago
Members: 5 | Post Activities: 5
Help Chicago Recycle
© Copyright 2020. All Rights Reserved.

Now we are marketing the app and developing version 2.0!

We are currently growing the community by partnering with companies and marketing to consumers via social media. We will use the money we raise to increase our marketing budget and add some new features to the app. Please go to www.lycpledge.com and download the app!

Thank you for reading our story and sharing your time with us. Please watch the video below and see LYC at work!



Workforce Wellness Made Better!
Watch later
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Investor Q&A

COLLAPSE ALL

COLLAPSE ALL

What does your company do?

We are building a wellness community (via our app) where people can create wellness activities and experiences. Users can also connect with like-minded people and learn about products and services to support their wellness goals. The platform supports companies' workforce wellness and social responsibility programs. LYC helps companies lower costs and improve the wellbeing of all its stakeholders. Finally, LYC helps companies extend their social and wellness programs into a larger community.

Where will your company be in 5 years?

Our 5 year goal includes positive cash flow from membership fees, partnership fees and revenues from our wellness products and services marketplace. Our target is to have 100M users including the employees and their families of our corporate partners. We further plan to have our premium membership feature and our travel club up and running. Finally, our 5 yr plan includes the development of metrics to show the impact of the activities of the community. These projections are not guaranteed.

Why did you choose this idea?

We believe there is a need to reduce both healthcare cost while helping people be their best. The 8 LYC Pledge goals are based on well researched activities that promote wellness where everyone wins, including businesses. We believe a wellness lifestyle is best way to bend the healthcare cost curve while improving the lives of the many!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

While the wellness economy is experiencing rapid growth yet the world faces continued growing healthcare cost and out of control chronic disease. A wellness lifestyle is now viewed as a solution to these ills. A wellness lifestyle, however, needs support. Many people now approach wellness with a plan. Also, many companies now recognize that the bottom line is improved by supporting wellness for their employees as well as the communities they serve. The LYC platform supports these efforts. The pledge helps companies to get their employees and stakeholders to live their mission and corporate goals. In essence we are using human activities to improve lives as well as the bottom line for companies. Acceptance of this idea has just arrived.

What is your proudest accomplishment?

I was the first male in my family to graduate from college and I am the only lawyer in my entire family. As a result, leadership and being a role model has always been expected of me. Being able to lead my family by example is more rewarding and important to me than anything else I have done or will ever do. In my business career, I have had some successes but also some failures. But I have learned from both my wins and loses which helps me in guiding and leading the LYC team. I have always worked hard but smart.

How far along are you? What's your biggest obstacle?

We have launched the first version of the app in the app stores and we have developed marketing tools. Through beta testing we learned and developed a dashboard for group administrators to make managing large groups easier. They have been pitching the app to companies and non-profits and have received great reviews and feedback. We need to add a couple new features like a in-app chat for members. A major health insurance company loves the app and is willing to partner with us once we have 2 case studies on how companies can use the app to support their workforce wellness programs. We have some companies targeted for the case studies. Our biggest obstacles are lack of funding and relationships in corporate America to pitch the app.

Who are your competitors? Who is the biggest threat?

All social media sites because they have a large amount of users and therefore they can create wellness communities. Facebook may be our biggest threat because they have a growing group feature already and they are known for coping other successful apps. There are many wellness apps in the app stores but there are no apps currently trying to build a wellness community. One of these many apps, however, could launch a wellness community with their existing users.

What do you understand that your competitors don't?

We are building a community where it requires users to do activities not just post pictures and videos. We are going for the person who is looking to do more and to be involved in a wellness lifestyle. Research confirms that more and more people are looking to do more and be involved in wellness activities. Other wellness tools and platforms are not looking to create holistic wellness lifestyles involving many different wellness activities. LYC is creating the supporting community for the wellness lifestyle. LYC can also help companies get their employees and stakeholders to incorporate wellness and the company's mission into their lifestyles. Further companies are now investing in the wellbeing of all of its stakeholders.

How will you make money?

We will make money on premium app features and membership/partnership fees. We believe our users will create a hyper-targeted marketplace for selling wellness products and services because they have acknowledged their interest in wellness. We will partner with companies in the wellness economy such travel site, fitness companies, food companies and others to sell their products and service for commission to our members. Finally, we plan to partner with companies to use the platform in support of their workforce wellness and social responsibility programs for us to gain users and revenue.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is not getting enough funding and corporate users to drive user growth. We need corporate users to reduce our marketing cost. Marketing directly to the consumer is very costly. We also need companies and organizations to bring their incentivized people to the platform so that we have time to grow our partnerships to create our marketplace which will incentives our users. We believe users will want incentives like discounts on purchases. We will also fail if we don't raise enough money to get our message out and if we don't connect with the corporate users to act as our aggregators of already incentivized users. We know there are consumers and companies that will use the platform, but getting to them is our biggest risk.

What do you need the most help with?

We need money and access to potential corporate users most of all. Investors that have networks with many connections in corporate America and willing to share their networks would help us greatly.

What would you do with the money you raise?

We will use the funding to add couple of features to the app and the balance into marketing, office expense and last salaries. Depending on how much we raise, adding people to the team is needed also. Increasing our marketing efforts and adding new apps features are our priority.

Who is your most attractive investor?

We want investors who understand that human activities can drive healthcare cost down and improve communities; and that both are good for businesses. Further, we want investors that understand the need for businesses to be involved and invested in their employees and the communities where they do business. We want investors that believe business should play a big role in increasing wellness for all of its stakeholders!

How has the pandemic affected your plan?

Recent surveys suggest our plan has been strengthen by the pandemic. One survey claims that every brand now needs to behave like a wellness brand, and wellness will increasingly and no longer be the sole preserve of wellness brands. This new global survey (7,000 consumers in 14 countries) by advertising giant Ogilvy explains the why. It asked consumers how important wellness is for them now and what actions they expect brands to take to help them improve their wellbeing—and not just for more obvious sectors like food or travel but even for cars and financial services.
Here are some of their many interesting findings:
• 77% of people say wellness is very or extremely important to them.
• 80% want to improve their wellness.
• 73% say all brands need a wellness strategy as part of their core mission.
Based on the above we think our product is very timely.